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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.1)

WALKING CO HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

932036106

(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 932036106	13G	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RICHARD A. KAYNE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

IS A CALIFORNIA LIMITED PARTNERSHIP
	5	SOLE VOTING POWER

NUMBER OF		981,422
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING
PERSON WITH
	7	SOLE DISPOSITIVE POWER
		981,422

	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
981,422

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.35%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13G

*********************

Item 1.	(a)	Issuer:	WALKING CO HOLDINGS, INC.
	(b)	Address:	121 Gray Avenue
			Santa Barbara, CA 93101

Item 2.	(a)	Filing Persons:	Richard A. Kayne

	(b)	Addresses:	1800 Avenue of the Stars,
			Second Floor
			Los Angeles, CA 90067

	(c)	Citizenship:	Richard A. Kayne is a U.S. Citizen

	(d)	Title of Class of Securities:	Common Stock

	(e)	Cusip Number:	932036106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(e)	Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned

	Richard A. Kayne			981,422

	(b)	Percent of Class:		10.35%

	(c)	Number of shares as to which such person has:
		(i) sole power to vote or direct to vote		981,422
		(ii) Shared power to vote or direct the vote		0
		(iii) sole power to dispose or direct the disposition		981,422
		(iv) shared power to dispose or direct the disposition of		0

United States
Securities and Exchange Commission

Schedule 13G

WALKING CO HOLDINGS, INC. (Issuer)
**************************

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

United States
Securities and Exchange Commission

Schedule 13G

WALKING CO HOLDINGS, INC. (Issuer)
**************************

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2008
Date

/S/ RICHARD A. KAYNE
Richard A. Kayne